Re: 1212 Development Corp.

Offering Statement on Form 1-A

Filed May 10, 2017

File No. 024-10699

c.) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement or any correspondence to the staff.

Correspondence appropriately responding to any staff comments made on the offering statement must also be furnished electronically. When applicable, such correspondence must clearly indicate where changes responsive to the staff’s comments may be found in the offering statement.

Response to comments dated June 6, 2017

By Item:

COMMENT:

General 1. Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Your disclosure indicates that you are a development stage real estate company with a focus on high-end hotels. However, your disclosure shows that you had no assets as of December 31, 2016, other than cash of $3,868, no revenues, no operations and no contracts regarding your proposed business. Furthermore, your use of proceeds table does not indicate that you will use proceeds from the offering to acquire real estate, which it appears that you will need to implement your stated business plan, and you have no specific plans to obtain additional financing. Therefore, it is uncertain from your disclosure whether you will be able to implement your business plan based on the amount of your current cash position and your stated use of proceeds. Furthermore, it appears from your disclosure that the company lacks a specific plan of operations for the next 12 months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a development stage company that has no specific business plan or purpose. Please provide your analysis as to why you believe you are not such a company. If you believe that you are not such a company, include appropriate disclosure to demonstrate such status in the offering circular as well as a specific business plan. We offer the following comments to help you revise your disclosure.

RESPONSE:

We are a development stage company in the early phase of growth. We are not a blank check company as defined by Rule 419 promulgated under the Securities Act of 1933. We are eligible for exemption under Regulation A because we do have a specific business plan, with a specific purpose to build our company.

We are not engaged in any merger or acquisition discussions with any other company.

The Use of Proceeds table did not show the land acquisition for our Las Vegas site. As amended it does show that acquisition in the amount of $4 million dollars. Our plan of operation over the next six months will be affected by the success of this offering. Beyond land acquisition, the next step in our process includes hiring the appropriate consulting engineering firms and allowing them to produce their portion of the structural plans and documents for the building permit process. Hiring these consultants is also listed in the amended Use of Proceeds table.

COMMENT:

Part I

  Please refer to Item 3. You currently check both boxes; however, we are unable to locate the “bad actor” disclosure in the offering statement. Please refer us to the disclosure responsive to Rule 262(d).

RESPONSE:

Ticking the “Bad Actor” box was an error. No “Bad Actors” are involved in this Company. Box is unticked in amended filing.

COMMENT:

Offering Circular Cover Page

  Please include the legend required by Rule 254(a) if you intend to make written offers before qualification. Please see Instruction (a)(4) to Part II of Form 1-A. Please also include the legend required by Instruction (a)(5) to Part II of Form 1-A.

RESPONSE:

The legend required by Rule 254(a) was not included. We do not intend to take written offers before qualification;

However:

“Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.”

Has been added to the amended circular as required by Instruction (a)(5) to Part II of Form 1-A.

COMMENT:

  Risk Factors

Competition

There is no current established trading market for our Common Stock…, page 14

RESPONSE:

There is extreme competition in the hotel industry for market share – room sales. Success or failure of our business model ultimately rides on the success of the constructed hotels in the Las Vegas visitor market. The two statements are not about the same field of competition (stock market v. visitor market); they are not in conflict.

COMMENT:

  We note your disclosure on page 14 that you intend to seek a quotation on a major national exchange or automated quotation system in the future. We also note your disclosure on your cover page which states that you presently do not intend to seek a public listing for your common stock and your disclosure on page 7 that you may seek to obtain such a listing at a later date. Please revise your offering circular so that it consistently reflects your intention with respect to listing your common stock on an exchange or automated quotation system.

RESPONSE:

The Issuer will seek to obtain a public listing for its equity securities in the future as a means to raise the required capital for construction. That procedure involves a registered broker dealer sponsoring our listing and filing a Form 15c2-11 with FINRA.

See amended Part II introduction, page 7 and page 14.

COMMENT:

  Use of Proceeds to Issuer, page 20
  We note your disclosure on page 20 that you will utilize the net proceeds from this offering to acquire, restore, and manage single-family homes, and for general corporate purposes, including financing, operating expenses and your other expenses, and your disclosure on page 26 that you are a technology focused company with a unique patent-protected design for the manufacturing and sale of a high-end premium Android wireless

Smartphone. We also note your disclosure on page 6 and elsewhere that you are a real estate development company with a focus on high-end hotels. Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

RESPONSE:

Each of those legacy passages from the attorney’s previous filings have been edited out of the amended Part II and the document amended to reflect only our business, which is real estate development, specifically resort hotels.

COMMENT:

  Please review your use of proceeds table for accuracy and revise as necessary. For instance, we note that if 50% of the offering is sold, you will sell 12,500,000 shares and receive $5,000,000 in gross proceeds. Additionally, we note that the total offering expenditures do not add correctly, and that the net proceeds amount described in the first sentence on page 20 does not match the amount of offering proceeds available for investment assuming 100% of the shares being offered are sold. Finally, we note that there appears to be a footnote to the table defining “Acquisition Expenses” and that there is no line item for Acquisition Expenses in the table.

RESPONSE:

Our accountant provided review and amended values for the Use of Proceeds table. The amended values shown are more accurate.

COMMENT:

  Description of Property
  Please state if your principal office space is leased or otherwise how it is held. See Item 8 of Form 1-A.

RESPONSE:

The current office space is leased. See amended Part II.

COMMENT:

  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

  We note your disclosure that you hope to raise the maximum gross offering proceeds of $50 million and intend to commence construction on the Las Vegas hotel in your first year of operation. Please expand your disclosure to discuss the total projected investment in the Las Vegas hotel and the sources of cash available to fund the development of the hotel beyond the maximum amount of this offering.

RESPONSE:

Upon the qualification of the Form 1-A, the Company plans to pursue its development strategy. As a part of this strategy, we intend to continue raising capital following this offering, either through subsequent public offerings or private offerings. We expect the total investment required to complete the construction and opening of this property to be close to one and one half billion dollars ($1,500,000,000).

See amended Part II, (8).

COMMENT:

Plan of Operations, page 27

  We note that your plan of operation includes a land acquisition with an estimated cost of $4,000,000 and contract architecture, engineering, and other firms with an estimated cost of $5,000,000. We also note your disclosure on page 20, which does not include an expenditure for a land acquisition and that engineering and prototyping expenses are less than $5,000,000. Finally, your disclosure on page 20 also does not include expenditures for construction, which is included in your plan of operation on page 27. Please revise your plan of operation disclosure to describe your plan of operation for the 12 months following the commencement of your proposed offering. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. Please also ensure that your plan of operation and your use of proceeds disclosures are consistent. Please see Instruction 4 to Item 6 to Part II of Form 1-A and Item 9(c) to Part II of Form 1-A.

RESPONSE:

Upon 1-A qualification and successful first round of fund raising 1212 Development will hire the appropriate engineers and consultants to complete the permit documents and allow construction of the first hotel to begin.

Clarification of costs, timing and distribution has been added to the appropriate sections of Part II as amended per staff comments, including Plan of Operations, page 27  and disclosure on page 20. Part II as amended now conforms to Instruction 4 to Item 6 to Part II of Form 1-A and Item 9(c) to Part II of Form 1-A as suggested.

COMMENT:

  Directors, Executive Officers and Significant Employees, page 28

  Please state the age of your director and executive officers. For your executive officers, indicate approximately the average number of hours per week or month such person works or is anticipated to work. Please see Item 10(a) of Part II of Form 1-A.

RESPONSE:

See amended Part II, Item 9 and 10 which now includes age and hours worked estimate.

COMMENT:

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

RESPONSE:

1212 Development Corporation requests that you consider qualifying our offering statement. There are no participants in our offering at this time who have compensation arrangements that require FINRA approval.

Approvals will be provided when market makers are established.

Sincerely,

Dr. William C. Foulk, PhD, JD, AIA

Director 1212 Development Corporation

drfoulk@1212development.com